UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended August 3, 2008

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue 7

Singapore 768923

Tel: (65) 6755-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FINANCIAL INFORMATION

Condensed Consolidated Financial Statements - Unaudited

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(IN MILLIONS)

	Quarter Ended		Nine Months Ended
	August 3, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Net revenue	$439	$381	$1,252	$1,136
Costs and expenses:
Cost of products sold:
Cost of products sold	251	231	718	695
Amortization of intangible assets	14	15	42	45
Asset impairment charges	—	140	—	140
Restructuring charges	3	8	5	23

Total cost of products sold	268	394	765	903
Research and development	68	53	196	154
Selling, general and administrative	50	44	148	148
Amortization of intangible assets	7	7	21	21
Asset impairment charges	—	18	—	18
Restructuring charges	2	3	5	14
Acquired in-process research and development	—	1	—	1

Total costs and expenses	395	520	1,135	1,259
Income (loss) from operations	44	(139)	117	(123)
Interest expense	(20)	(26)	(65)	(83)
Loss on extinguishment of debt	—	(1)	(10)	(11)
Other income, net	—	2	2	8

Income (loss) from continuing operations before income taxes	24	(164)	44	(209)
Provision for income taxes	5	3	12	6

Income (loss) from continuing operations	19	(167)	32	(215)
Income from and gain on discontinued operations, net of income taxes	25	—	33	58

Net income (loss)	$44	$(167)	$65	$(157)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	August 3, 2008	October 31, 2007 (1)
ASSETS
Current assets:
Cash and cash equivalents	$148	$309
Trade accounts receivable, net	213	218
Inventory	193	140
Assets of discontinued operation	—	25
Other current assets	28	25

Total current assets	582	717
Property, plant and equipment, net	288	292
Goodwill	156	122
Intangible assets, net	731	777
Other long-term assets	51	43

Total assets	$1,808	$1,951

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$166	$194
Employee compensation and benefits	70	56
Accrued interest	14	34
Capital lease obligations - current	2	2
Other current liabilities	33	44

Total current liabilities	285	330
Long-term liabilities:
Long-term debt	703	903
Capital lease obligations - non-current	5	4
Other long-term liabilities	64	30

Total liabilities	1,057	1,267

Commitments and contingencies (Note 13)
Shareholder’s equity:
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on August 3, 2008 and October 31, 2007	1,077	1,066
Accumulated deficit	(330)	(386)
Accumulated other comprehensive income	4	4

Total shareholder’s equity	751	684

Total liabilities and shareholder’s equity	$1,808	$1,951

(1)	Amounts as of October 31, 2007 have been derived from audited financial statements as of that date.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(IN MILLIONS)

	Nine Months Ended
	August 3, 2008	July 31, 2007
Cash flows from operating activities:
Net income (loss)	$65	$(157)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	117	134
Amortization of debt issuance costs	3	3
Gain on discontinued operations	(34)	(58)
Loss on extinguishment of debt	6	11
Loss on sale of property, plant and equipment	1	2
Share-based compensation	12	13
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	9	(32)
Inventory	(52)	30
Accounts payable	(29)	—
Employee compensation and benefits	14	(18)
Other current assets and current liabilities	(41)	(76)
Other long-term assets and long-term liabilities	19	12

Net cash provided by operating activities	90	24

Cash flows from investing activities:
Purchase of property, plant and equipment	(47)	(27)
Acquisitions and investment, net of cash acquired	(46)	(27)
Purchase of intangible assets	(6)	—
Proceeds from sale of discontinued operations	50	65

Net cash (used in) provided by investing activities	(49)	11

Cash flows from financing activities:
Debt repayments	(202)	(92)
Excess tax benefits of share-based compensation	1	—
Cash settlement of equity awards	(1)	(1)
Payment on capital lease obligation	—	(1)

Net cash used in financing activities	(202)	(94)

Net decrease in cash and cash equivalents	(161)	(59)
Cash and cash equivalents at the beginning of period	309	272

Cash and cash equivalents at end of period	$148	$213

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview and Basis of Presentation

Overview

Avago Technologies Finance Pte. Ltd., or we, the Company, Avago Finance or Successor, was organized under the laws of the Republic of Singapore in September 2005. We are the successor to the Semiconductor Products Group business segment, or SPG or Predecessor, of Agilent Technologies, Inc., or Agilent. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion, or the SPG Acquisition.

Avago Finance is a wholly owned subsidiary of Avago Technologies Holding Pte. Ltd., or Holdings, which is wholly owned by Avago Technologies Limited, or Parent. All three of these companies were formed for the purpose of facilitating the SPG Acquisition.

We are a designer, developer and global supplier of analog semiconductor devices with a focus on III-V based products. We offer products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

Basis of Presentation

Fiscal Periods

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year will end on the Sunday closest to October 31. Our first quarter for fiscal year 2008 ended on February 3, 2008, the second quarter ended on May 4, 2008, the third quarter ended on August 3, 2008, and the fourth quarter will end on November 2, 2008.

Information

The unaudited condensed consolidated financial statements include the accounts of Avago Finance and all of its subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Intercompany transactions and balances have been eliminated in consolidation.

Interim information presented in the unaudited condensed consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair statement of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended October 31, 2007 included in our Form 20-F filed with the Securities and Exchange Commission, or the SEC, on December 13, 2007, as amended on February 27, 2008.

The operating results for the quarter and nine months ended August 3, 2008 are not necessarily indicative of the results that may be expected for the year ending November 2, 2008 or for any other future period. The balance sheet as of October 31, 2007 is derived from the audited financial statements as of that date.

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Taxes on income. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment would be charged to earnings in the period such determination is made.

In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No.48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” or SFAS No. 109. FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 9. “Income Taxes” for additional information, including the effects of adoption on our unaudited condensed consolidated financial statements.

Concentrations of credit risk and significant customers. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

During the quarter ended August 3, 2008 one of our customers accounted for 11% of our net revenue from continuing operations. During the nine months ended August 3, 2008, one of our customers accounted for 11% of our net revenue from continuing operations. During the quarter and nine months ended July 31, 2007, one of our customers accounted for 13% of our net revenue from continuing operations. As of August 3, 2008, two of our customers accounted for 15% and 10% of our net accounts receivable. As of October 31, 2007, two of our customers accounted for 15% and 11% of our net accounts receivable.

Warranty. We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon historical experience and specific identification of the products requirements, which may fluctuate based on product mix.

The following table summarizes the changes in accrued warranty (in millions):

Balance as of October 31, 2007	$—
Charged to cost of products sold	4

Balance as of August 3, 2008 - included in other current liabilities	$4

The changes to the nine months ended July 31, 2007 were not significant.

Earnings per share. Because we only have one shareholder (Holdings) and no common shares trading in a public market, information on earnings (loss) per share is not meaningful and has not been presented.

Recent Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In February 2008, the FASB issued FSP No. FAS 157-2. This FSP delays the effective date of SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In February 2008, the FASB issued FSP No. FAS 157-1. This FSP amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” or SFAS No. 13, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP No. FAS 157-1 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141R. SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No 157 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact of the adoption of SFAS No. 157.

2.	Inventory

Inventory consists of the following (in millions):

	August 3, 2008	October 31, 2007
Finished goods	$85	$44
Work-in-process	81	78
Raw materials	27	18

Total inventory	$193	$140

3.	Acquisitions

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt. The purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $51 million, including intangible assets of $11 million, goodwill of $27 million, and total liabilities of $11 million (which includes a $2 million loan secured by land and building in Italy). The intangible assets are being amortized over their useful lives ranging from 1 to 7 years.

During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million. The initial purchase consideration of $6 million was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $7 million (primarily goodwill), and total liabilities of $1 million. In connection with the acquisition, we agreed to pay certain additional amounts in cash contingent upon the achievement of certain development, product, or other milestones, and upon the continued employment with the Company of certain employees of the acquired entity. As of the closing of the acquisition in April 2008, we may be required to recognize future compensation expense pursuant to these agreements of up to $2 million relating to this acquisition. During the third quarter of fiscal year 2008, we recognized less than $1 million in compensation expense related to the continued employment of certain employees.

The unaudited condensed consolidated financial statements include the results of operations commencing as of each respective acquisition date. Pro forma results of operations for the acquisitions completed during the nine months ended August 3, 2008 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our financial results.

During the second quarter of fiscal year 2008, we made an investment of $2 million in a privately held company. This investment is accounted for under the cost method and is included on the balance sheet in other long-term assets. We record at cost non-marketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment.

4.	Goodwill

The following table summarizes the changes in goodwill (in millions):

Balance as of October 31, 2007	$122
Acquisitions	34

Balance as of August 3, 2008	$156

5.	Intangible Assets

The components of amortizable purchased intangibles as of August 3, 2008 and October 31, 2007 are shown in the table below (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
As of August 3, 2008:
Purchased technology	$720	($159)	$561
Customer and distributor relationships	241	(71)	170
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$992	($261)	$731

As of October 31, 2007:
Purchased technology	$714	($117)	$597
Customer and distributor relationships	230	(50)	180
Order backlog	29	(29)	—
Other	2	(2)	—

Total	$975	($198)	$777

Amortization of intangible assets included in continuing operations was $21 million and $22 million for the quarters ended August 3, 2008 and July 31, 2007, respectively, and $63 million and $66 million for the nine months ended August 3, 2008 and July 31, 2007, respectively.

During the quarter ended February 3, 2008, we also acquired $6 million of intangible assets from a third-party with weighted-average amortization period of 18 years.

Based on the amount of intangible assets subject to amortization at August 3, 2008, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2008 (remaining)	$22
2009	78
2010	77
2011	75
2012	75
2013	74
Thereafter	330

$731

The weighted average amortization periods remaining by intangible asset category at August 3, 2008 were as follows:

Years
Amortizable intangible assets:
Purchased technology	10.7
Customer and distributor relationships	9.2

6.	Senior Credit Facilities and Borrowings

Senior Credit Facilities

We have a revolving senior secured credit facility in the amount of $375 million which includes borrowing capacity available for letters of credit and for borrowings and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of August 3, 2008, we had no borrowing amounts outstanding under the revolving credit facility, although we had $17 million of letters of credit outstanding under the facility, which reduces the amount available under the revolving credit facility on a dollar-for-dollar basis.

On September 15, 2008, Lehman Brothers Holdings Inc., or Lehman, announced that it had filed for protection under Chapter 11 of the federal Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York. Certain affiliates of Lehman are lenders under our revolving line of credit, representing $60 million of the aggregate $375 million of lending commitments under that facility. As of the date of this report, no borrowings are outstanding under the line of credit and it is presently being used solely to facilitate the issuance of letters of credit. We are currently assessing the effects of the Lehman bankruptcy but do not expect a material adverse effect on our liquidity position.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013, or the senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or the senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or the senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to as the notes. We received proceeds of $966 million, net of $34 million of related transaction expenses in the year ended October 31, 2006. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense. The rate for the senior floating rate notes was 8.18% at August 3, 2008.

During fiscal year 2007, we repurchased $97 million in principal amounts of the senior fixed rate notes and paid $7 million in early tender premium, plus accrued interest, resulting in a loss on extinguishment of debt of $12 million, which consisted of $7 million early tender premium, $4 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.

During the quarter ended February 3, 2008, we redeemed $200 million in principal amount of the senior floating rate notes. We redeemed the senior floating rate notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

Other Borrowing

In connection with an acquisition in the first quarter of fiscal year 2008, we assumed a $2 million loan secured by land and building which was repaid during the quarter ended August 3. 2008. See also Note 3. “Acquisitions.”

7.	Restructuring Charges

In the first quarter of fiscal year 2007, we expanded the use of outsourced providers in our manufacturing operations. In connection with this strategy, we introduced several severance programs to reduce our workforce, primarily in our major locations in Asia. As a result, during the nine months ended August 3, 2008 and July 31, 2007, we incurred total restructuring charges of $10 million and $37 million, respectively, predominantly representing associated employee termination benefits.

The significant activity within and components of the restructuring charges during the nine months ended August 3, 2008 are as follows (in millions):

	Employee Termination Costs	Excess Lease	Total
Balance as of October 31, 2007	$5	$—	$5
Charges to cost of products sold	5	—	5
Charges to research and development	3	—	3
Charges to selling, general and administrative	1	1	2
Cash payments	(9)	(1)	(10)

Accrued restructuring as of August 3, 2008 - included in other current liabilities	$5	$—	$5

8.	Share-Based Compensation

Effective November 1, 2006 (fiscal year 2007), we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the quarters and nine months ended August 3, 2008 and July 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited, modified or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our ordinary shares.

The impact on our results for share-based compensation was as follows (in millions):

	Quarter Ended		Nine Months Ended
	August 3,	July 31,	August 3,	July 31,
	2008	2007	2008	2007
Cost of products sold	$—	$—	$—	$1
Research and development	1	—	2	—
Selling, general and administrative	2	—	10	12

Total share-based compensation expense	$3	$—	$12	$13

The weighted-average assumptions utilized for our Black-Scholes valuation model were as follows:

	Quarter Ended		Nine Months Ended
	August 3, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Risk-free interest rate	3.6%	5.0%	3.4%	4.7%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	44.0%	44.0%	44.0%	47.0%
Expected term (in years)	6.5	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107. This method was allowed until December 31, 2007. However, on December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” which will allow continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term.

Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the quarters ended August 3, 2008 and July 31, 2007 was $5.22 and $5.27, respectively, and $5.04 and $5.06 for the nine months ended August 3, 2008 and July 31, 2007, respectively.

Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.

Total compensation cost of options granted but not yet vested, as of August 3, 2008, was $28 million, which is expected to be recognized over the weighted average period of 2 years.

A summary of award activity is described as follows (in millions, except per-share amounts and contractual life):

	Awards Outstanding
	Awards Available for Grant	Number Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of October 31, 2007	6	20	$6.07
Granted	(4)	4	10.38
Cancelled	3	(3)	6.05

Outstanding as of August 3, 2008	5	21	6.91	7.65	$80

Vested as of August 3, 2008		7	5.32	6.66	36
Vested and expected to vest as of August 3, 2008		17	6.63	7.50	71

The following table summarizes significant ranges of outstanding and exercisable awards as of August 3, 2008 (in millions, except exercise price amounts and contractual life):

	Awards Outstanding			Awards Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$ 1.25	1	4.30	$1.25	1	$1.25
5.00	12	6.87	5.00	5	5.00
6.48	1	8.01	6.48	—	6.48
10.22	6	8.92	10.22	1	10.22
10.68	1	9.59	10.68	—	10.68

Total	21	7.65	6.91	7	5.32

9.	Income Taxes

We adopted the provisions of FIN No. 48 on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $22 million at the date of adoption, for which we recognized approximately a $10 million increase in the liability for unrecognized tax benefits. At the adoption, our balance sheet also reflected an increase in other long-term liabilities, accumulated deficit, and deferred tax assets of approximately $10 million, $9 million, and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the other long-term liabilities line in the unaudited condensed consolidated balance sheet.

Prior to the adoption of FIN No. 48, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the nine months ended August 3, 2008, we provided for additional interest that increased our accrual of interest and penalties to approximately $2 million, which is included in the unaudited condensed consolidated balance sheet at August 3, 2008.

Included in the balance of unrecognized tax benefits at November 1, 2007 and August 3, 2008 are approximately $17 million of tax benefits (excluding the effect of $2 million of valuation allowance netting) that, if recognized, would affect the effective tax rate. There were no significant changes to the unrecognized tax benefits during nine months ended August 3, 2008.

We are subject to examination by the tax authorities with respect to the periods subsequent to the SPG Acquisition.

We believe that is reasonably possible that we will settle approximately $3 million of our FIN No. 48 obligations in the next 12 months. None of this settlement balance would affect the effective tax rate.

For the quarter ended August 3, 2008, we recorded an estimated income tax provision of $5 million in continuing operations compared to $3 million for the quarter ended July 31, 2007. For the nine months ended August 3, 2008, we recorded an estimated income tax provision of approximately $12 million in continuing operations compared to $6 million for the nine months ended July 31, 2007.

We plan to maintain a full valuation allowance in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.

10.	Discontinued Operations

Infra-red Operation

In October 2007, we entered into a definitive agreement to sell our infra-red operations to Lite-On Technology Corporation, or Lite-On, for $19 million in cash, an additional $2 million payable upon receipt of local regulatory approvals (such approvals were received on February 19, 2008), and the right to receive guaranteed cost reductions or rebates of $10 million based on our future purchases of non infra-red products from Lite-On (which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). During the quarter ended August 3, 2008, we formally notified Lite-On that the first phase of planned cost reductions had not been achieved and requested that they issue a rebate of $4.9 million. Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed in January 2008 resulting in a gain of $3 million, which was reported within income from and gain on discontinued operations in the unaudited condensed consolidated statement of operations. The transaction is subject to post closing adjustments in accordance with the agreement. During the quarter ended May 4, 2008, we notified Lite-On that we have received the necessary local regulatory approvals and requested that Lite-On fulfill its obligation to render payment of the $2 million.

The following table represents the significant assets of the infra-red operation that were sold as of the closing date of the transaction (in millions):

Assets:
Inventory	$4
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	$26

The following table summarizes the results of operations of the infra-red operation, included in discontinued operations in our unaudited condensed consolidated statements of operations for the quarters and nine months ended August 3, 2008 and July 31, 2007 (in millions):

	Quarter Ended		Nine Months Ended
	August 3,	July 31,	August 3,	July 31,
	2008	2007	2008	2007
Net revenue	$—	$6	$4	$21
Costs, expenses and other income, net	—	(6)	(5)	(21)
Gain on sale of operation	—	—	3	—

Income from and gain on discontinued operations, net of taxes	$—	$—	$2	$—

During the nine months ended August 3, 2008, we also recorded a $6 million gain on discontinued operations, net of taxes, relating to an earn-out payment received relating to our image sensor operation that was sold during the nine months ended July 31, 2007.

During the quarter ended August 3, 2008 we received an earn-out payment of $25 million from Marvell International Technology Ltd relating to the sale of our printer ASICs business in February 2006. This earn-out payment was reported, net of taxes, within income from and gain on discontinued operations in the unaudited condensed consolidated statement of operations.

11.	Related-Party Transactions

We recorded $1 million of expenses for each of the quarters ended August 3, 2008 and July 31, 2007 and $4 million of expenses for each of the nine months ended August 3, 2008 and July 31, 2007, respectively, for ongoing consulting and management advisory services provided by Kohlberg Kravis Roberts & Co., or KKR, and Silver Lake Partners, or Silver Lake. Additionally we paid KKR and Silver Lake a total of $1 million in advisory fees, which were charged to gain on sale of discontinued operations during the nine months ended July 31, 2007, in connection with the divestiture of the image sensor operation (see Note 10. “Discontinued Operations”).

We recorded less than $1 million of charges for each of the quarters ended August 3, 2008 and July 31, 2007 and $1 million of charges for each of the nine months ended August 3, 2008 and July 31, 2007, respectively, in connection with variable accounting related to the option to purchase 800,000 ordinary shares of Parent granted to Capstone Consulting, a company affiliated with KKR.

Funds affiliated with Silver Lake are investors in Flextronics International Ltd., and Mr. James A. Davidson, a director, also serves as a director of Flextronics. In the ordinary course of business, we continue to sell products to Flextronics, which during the quarters ended August 3, 2008 and July 31, 2007 accounted for $43 million and $35 million of net revenue from continuing operations, respectively, and during the nine months ended August 3, 2008 and July 31, 2007 accounted for $123 million and $108 million of net revenue from continuing operations, respectively. Trade accounts receivable due from Flextronics as of August 3, 2008 and October 31, 2007 were $32 million and $23 million, respectively.

Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the quarters ended August 3, 2008 and July 31, 2007 accounted for $7 million and $3 million of net revenue from continuing operations, respectively, and accounted for $22 million and $13 million of net revenue from continuing operations for the nine months ended August 3, 2008 and July 31, 2007, respectively. Trade accounts receivable due from Hewlett-Packard Company as of August 3, 2008 and October 31, 2007 was $5 million and $7 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the quarters ended August 3, 2008 and July 31, 2007, operating expenses included $6 million and $7 million, respectively, for services provided by Hewlett-Packard Company. For the nine months ended August 3, 2008 and July 31, 2007, operating expenses included $23 million and $29 million, respectively, for services provided by Hewlett-Packard Company.

Mr. James Diller, a director, also serves on the board of directors of PMC Sierra Inc., or PMC Sierra, as vice-chairman. In the ordinary course of business, we continue to sell to PMC Sierra, which in both quarters ended August 3, 2008 and July 31, 2007 accounted for less than $1 million of net revenue from continuing operations, and accounted for $1 million of net revenue from continuing operations for both the nine months ended August 3, 2008 and July 31, 2007. Trade accounts receivable due from PMC Sierra as of both August 3, 2008 and October 31, 2007 were less than $1 million.

12.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim consolidated financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. Our Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the shipment destination and long-lived assets are based on the physical location of the assets (in millions):

	Malaysia and Singapore	United States	Rest of the World	Total
Net revenue:
Quarter ended August 3, 2008	$79	$85	$275	$439
Quarter ended July 31, 2007	73	72	236	381
Nine months ended August 3, 2008	243	256	753	1,252
Nine months ended July 31, 2007	225	201	710	1,136
Long-lived assets:
As of August 3, 2008	95	133	60	288
As of October 31, 2007	140	135	17	292

13.	Commitments and Contingencies

Commitments

Purchase Commitments. At August 3, 2008, we had unconditional purchase obligations of $29 million for fiscal year 2008 and none thereafter. These unconditional purchase obligations include agreements to purchase inventories that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Long-Term Debt. At August 3, 2008, we had debt obligations of $703 million. Estimated future interest expense payments related to debt obligations at August 3, 2008 were $19 million for the remainder of fiscal year 2008, $77 million each for fiscal years 2009 to 2011, $75 million for fiscal year 2012, $73 million for fiscal year 2013 and $65 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rates notes was in effect on August 3, 2008, commitment fees and letter of credit fees.

There were no other substantial changes to our contractual commitments during the nine months ended August 3, 2008.

Warranty

Commencing in the second quarter of fiscal year 2008, we notified certain customers of a product quality issue and began taking additional steps to correct the quality issue and work with affected customers to determine potential costs covered by our warranty obligations. We maintain insurance coverage for product liability and have been working with our insurance carrier to determine the extent of covered losses in this situation. Discussions are occurring with several customers, but no settlements have been reached with any significant customers. We presently believe that amounts we have reserved in our financial statements along with expected insurance coverage proceeds will be adequate to resolve these claims, although this assessment is subject to change based on the ultimate resolution of this matter with customers and the insurance carrier. In addition, if the timing of settlement of claims with customers and the timing of determination of insurance recoveries do not occur in the same reporting periods, there could be material increases in income statement charges in a future period and decreases in a subsequent period once insurance recoveries are deemed probable of realization.

Other Indemnifications

As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and the state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. We also from time to time provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In addition, we also enter into customary indemnification arrangements with buyers in connection with business dispositions. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

14.	Subsequent Events

In August 2008, we acquired the Bulk Acoustic Wave Filter business of Infineon Technologies AG for approximately $32 million in cash.

On August 21, 2008, Parent filed a registration statement on Form S-1 with the SEC to register its ordinary shares.

On August 28, 2008, Parent’s Compensation Committee approved a change in the financial performance vesting targets applicable to options to purchase 3.6 million ordinary shares outstanding under our equity incentive plans including 2.6 million options originally granted prior to the adoption of SFAS No. 123R. This change will be accounted for as a modification under SFAS No. 123R. As a result of this modification, all variable accounting on outstanding options will cease and instead pursuant to SFAS No. 123R we will recognize a combination of unamortized intrinsic value of these modified options and the incremental fair value over the remaining service period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis supplement the management’s discussion and analysis with respect to the fiscal year ended October 31, 2007 and the related audited financial statements included in our Form 20-F filed with the Securities and Exchange Commission, or the SEC, on December 13, 2007, as amended on February 27, 2008.

Forward-Looking Statements

The following discussion and analysis include historical and certain forward-looking information that should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the footnotes thereto. This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in this Form 6-K and in other documents we file from time to time with the SEC. These forward looking statements address our expected future business and financial performance, and are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. These statements include those related to our products, product sales, expenses, liquidity, cash flow, growth rates and restructuring efforts. For example, there can be no assurance that our product sales efforts, revenues or expenses will meet any expectations or follow any trend(s), or that our ability to compete effectively will be successful or yield preferred results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” in this Form 6-K and in other documents we file from time to time with the SEC. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. Our product portfolio is extensive and includes approximately 7,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard complementary metal-oxide semiconductor, or CMOS, processes and most of our assembly and test operations. We differentiate our business through effective supply chain management, strong distribution channels and a highly variable, low-cost operating model. We have over 35 years of operating history in Asia, where approximately 60% of our employees are located and where we produce a significant portion of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing.

Our business is impacted by general conditions of the semiconductor industry and seasonal demand patterns in our target markets. We believe that our focus on multiple target markets and geographies helps mitigate our exposure to volatility in any single target market.

Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices will continue to decline in the future. However, as part of our normal course of business, we plan to offset declining average selling prices with efforts to reduce manufacturing costs of existing products and the introduction of new and higher value-added products.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. In the nine months ended August 3, 2008, Avnet, Inc., a distributor, accounted for 11% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% of our net revenues from continuing operations for the nine months ended August 3, 2008. We expect to continue to experience significant customer concentration in future periods.

The demand for our products has been affected in the past, and is likely to continue to be affected in the future, by various factors, including the following:

•	general economic and market conditions in the semiconductor industry and in our target markets;

•	our ability to specify, develop or acquire, complete, introduce and market new products and technologies in a cost-effective and timely manner;

•	the timing, rescheduling or cancellation of expected customer orders and our ability to manage inventory;

•	the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and

•	the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.

Net Revenue

Substantially all of our net revenue is derived from sales of semiconductor devices which our customers incorporate into electronic products. We serve four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications and consumer and computing peripherals. We sell our products primarily through our direct sales force. We also use distributors for a portion of our business and recognize revenue upon delivery of product to the distributors. Such revenue is reduced for estimated returns and distributor allowances.

Costs and Expenses

Total cost of products sold. Cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment, warranty and inventory adjustments, including write-downs for inventory obsolescence, energy costs and other manufacturing expenses. Total cost of products sold also includes amortization of intangible assets and restructuring charges.

Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products and technologies, including share-based compensation. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process. During the first nine months of fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms.

Selling, general and administrative. Selling expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.

Amortization of intangible assets. In connection with the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the storage business held for sale. In connection with the acquisitions we completed in 2007 and 2008, we recorded intangible assets of $34 million. These intangible assets are being amortized over their estimated useful lives of six months to 20 years. In connection with these acquisitions, we also recorded goodwill of $156 million which is not being amortized.

Interest expense. Interest expense is associated with our borrowings incurred in connection with the SPG Acquisition. Our debt has been substantially reduced over the past two and half fiscal years, principally through net proceeds derived from the divestiture of our storage and printer ASICs businesses as well as cash flows from operations.

Loss on extinguishment of debt. In connection with the repayment of our outstanding indebtedness, we incur a loss for the extinguishment of debt.

Other income, net. Other income includes interest income, currency gains (losses) on balance sheet remeasurement and other miscellaneous items.

Provision for income taxes. We have structured our operations to maximize the benefit from various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have negotiated tax incentives with the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. In order to retain these tax benefits, we must meet certain operating conditions relating to, among other things, the activities we conduct in Singapore and the nature and level of our employment there. Some of these operating conditions are subject to phase-in periods through 2010. The tax incentive arrangements are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 18%. If we cannot or elect not to comply with the operating conditions included in our tax incentive arrangements, we will lose the related tax benefits and could be required to refund material tax benefits previously realized by us and would likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax concession arrangements. As a result of the tax incentives, if we continue to comply with the operating conditions, we expect the income from our operations to be subject to relatively lower income taxes than would otherwise be the case under ordinary income tax rates.

Going forward, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as settlements of future audits. In particular, we may owe significant taxes in jurisdictions outside Singapore during periods when we are profitable in those jurisdictions even though we may be experiencing low operating profit or operating losses on a consolidated basis, potentially resulting in significant tax liabilities on a consolidated basis during those periods. Conversely, we expect to realize more favorable effective tax rates as our profitability increases. Our historical income tax provisions are not necessarily reflective of our future results of operations.

Acquisitions

In fiscal year 2008 through August 3, 2008 we completed two acquisitions for cash consideration of $44 million:

•

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt.

•	During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million, plus potential earn-out payments.

During the fourth quarter of fiscal year 2008, we completed the acquisition of the Bulk Acoustic Wave Filter business of Infineon Technologies AG for approximately $32 million in cash.

Disposition

In the first quarter of fiscal year 2008, we sold our infra-red operations to Lite-On Technology Corporation for $19 million in cash, plus $2 million payable upon receipt of local regulatory approvals, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non-infra-red products from Lite-On. This transaction resulted in a gain of $3 million, which was reported within income from and gain on discontinued operations in the unaudited condensed consolidated statement of operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and warranty reserves, and accounting for income taxes.

Revenue recognition. We recognize revenue, net of sales returns and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of product to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions we have made based on our historical estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Different judgments or estimates could result in variances that might be significant to reported operating results.

Valuation of long-lived assets, intangible assets and goodwill. We assess the impairment of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We are also required to perform annual assessments of goodwill impairment. Factors we consider important which could trigger an impairment review of our long-lived and intangible assets include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book values of the asset (or asset group) and its (their) estimated fair value. We perform an annual impairment review of our goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist.

The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows of our various businesses, which operate in a number of markets and geographical regions. We then determine the carrying value of these businesses. We exercise judgment in assigning and allocating certain assets and liabilities to these businesses. We then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods.

The process of evaluating the potential impairment of long-lived assets such as our property, plant and equipment is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Inventory valuation and warranty reserves. We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, which may cause us to understate or overstate both the provision required for excess and obsolete inventory and cost of products sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations. We establish reserves for estimated product warranty costs at the time revenue is recognized. Although we engage in extensive product quality programs and processes, our warranty obligation has been and may in the future be affected by product failure rates, product recalls, repair or field replacement costs and additional development costs incurred in correcting any product failure, as well as possible claims for consequential costs. Should actual product failure rates, use of materials or service delivery costs differ from our estimates, additional warranty reserves could be required. In that event, our gross profit and gross margins would be reduced.

Accounting for income taxes. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS No. 109, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine, in the future, a valuation allowance is required, such adjustment to the deferred tax assets would increase tax expense in the period in which such determination is made. Conversely, if we determine, in the future, a valuation allowance is excess to our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely than not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We adopted the provisions of Financial Accounting Standard Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $22 million at date of adoption. At the date of adoption, the unaudited condensed consolidated balance sheet also reflected an increase in other long-term liabilities, accumulated deficit, and deferred tax assets of approximately $10 million, $9 million and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the accompanying unaudited condensed consolidated statement of operations. Accrued interest and penalties are included within the other long-term liabilities line in the unaudited condensed consolidated balance sheet.

Prior to the adoption of FIN No. 48, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the nine months ended August 3, 2008, we provided for additional interest that increased our accrual of interest and penalties to approximately $2 million, which is included in the unaudited condensed consolidated balance sheet at August 3, 2008.

Share-based compensation. Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. As of August 3, 2008, there were outstanding options to purchase approximately 3 million ordinary shares which were subject to variable accounting. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of Parent’s ordinary shares and our estimate of vesting probability of unvested options.

On August 28, 2008, Parent’s Compensation Committee approved a change in the financial performance vesting targets applicable to options to purchase 3.6 million ordinary shares outstanding under our equity incentive plans, including 2.6 million options originally granted prior to the adoption of SFAS No. 123R. This change will be accounted for as a modification under SFAS No. 123R. As a result of this modification, all variable accounting on outstanding options will cease and instead pursuant to SFAS No. 123R we will recognize a combination of unamortized intrinsic value of these modified options and the incremental fair value over the remaining service period.

For the year ended October 31, 2007, we recorded $12 million of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate. For the nine months ended August 3, 2008 and July 31, 2007, we recorded $12 million and $13 million, respectively, of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.

The weighted-average assumptions utilized for our Black-Scholes valuation model for the nine months ended August 3, 2008 and July 31, 2007 are as follows:

	Quarter Ended		Nine Months Ended
	August 3, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Risk-free interest rate	3.6%	5.0%	3.4%	4.7%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	44.0%	44.0%	44.0%	47.0%
Expected term (in years)	6.5	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107. This method was allowed until December 31, 2007. However, on December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” which will allow continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term. Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.

Given the absence of an active market for Parent’s ordinary shares, Parent’s board of directors estimated the fair value of the Parent’s ordinary shares for purposes of determining share-based compensation expense for the periods presented. Through August 3, 2008, the board of directors determined the estimated fair value of the ordinary shares, based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding the stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our Parent given prevailing market conditions.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of the ordinary shares. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized share-based compensation expense, net income (loss) and net income (loss) per share amounts could have been materially different.

Results from Continuing Operations

Quarter and Nine Months Ended August 3, 2008 Compared to Quarter and Nine Months Ended July 31, 2007

The following tables set forth our results of operations for the nine months ended August 3, 2008 and July 31, 2007.

	Quarter Ended		Quarter Ended
	August 3, 2008	July 31, 2007	August 3, 2008	July 31, 2007
	(In millions)		As a percentage of net revenue
Statement of Operations Data:
Net revenue	$439	$381	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	251	231	57%	61%
Amortization of intangible assets	14	15	3%	4%
Asset impairment charges	—	140	0%	36%
Restructuring charges	3	8	1%	2%

Total cost of products sold	268	394	61%	103%
Research and development	68	53	15%	14%
Selling, general and administrative	50	44	11%	12%
Amortization of intangible assets	7	7	2%	2%
Asset impairment charges	—	18	0%	5%
Restructuring charges	2	3	1%	1%
Acquired in-process research and development	—	1	0%	0%

Total costs and expenses	395	520	90%	137%

Income (loss) from operations	44	(139)	10%	(37)%
Interest expense	(20)	(26)	(5)%	(7)%
Loss on extinguishment of debt	—	(1)	0%	(0)%
Other income, net	—	2	0%	1%

Income (loss) from continuing operations before taxes	24	(164)	5%	(43)%
Provision for income taxes	5	3	1%	1%

Income (loss) from continuing operations	19	(167)	4%	(44)%
Income (loss) from and gain on discontinued operations, net of income taxes	25	—	6%	0%

Net income (loss)	$44	$(167)	10%	(44)%

	Nine Months Ended		Nine Months Ended
	August 3, 2008	July 31, 2007	August 3, 2008	July 31, 2007
	(In millions)		As a percentage of net revenue
Statement of Operations Data:
Net revenue	$1,252	$1,136	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	718	695	58%	61%
Amortization of intangible assets	42	45	3%	4%
Asset impairment charges	—	140	0%	12%
Restructuring charges	5	23	0%	2%

Total cost of products sold	765	903	61%	79%
Research and development	196	154	16%	14%
Selling, general and administrative	148	148	12%	13%
Amortization of intangible assets	21	21	2%	2%
Asset impairment charges	—	18	0%	2%
Restructuring charges	5	14	0%	1%
Acquired in-process research and development	—	1	0%	0%

Total costs and expenses	1,135	1,259	91%	111%

Income (loss) from operations	117	(123)	9%	(11)%
Interest expense	(65)	(83)	(5)%	(7)%
Loss on extinguishment of debt	(10)	(11)	(1)%	(1)%
Other income, net	2	8	0%	1%

Income (loss) from continuing operations before taxes	44	(209)	3%	(18)%
Provision for income taxes	12	6	1%	1%

Income (loss) from continuing operations	32	(215)	2%	(19)%
Income from and gain on discontinued operations, net of income taxes	33	58	3%	5%

Net income (loss)	$65	$(157)	5%	(14)%

Net revenue. Net revenue was $439 million for the quarter ended August 3, 2008, compared to $381 million for the quarter ended July 31, 2007, an increase of $58 million or 15%. Net revenue was $1,252 million for the nine months ended August 3, 2008, compared to $1,136 million for the nine months ended July 31, 2007, an increase of $116 million or 10%.

Net revenue by target market data are derived from our understanding of our end customers’ primary markets and were as follows:

	Quarter Ended		Nine Months Ended
% of net revenue from continuing operations	August 3, 2008	July 31, 2007	August 3, 2008	July 31, 2007
Industrial and automotive electronics	31%	33%	31%	34%
Wireless communications	31	26	30	25
Wired infrastructure	27	27	28	28
Consumer and computer peripherals	11	14	11	13
Total net revenue from continuing operations	100%	100%	100%	100%

As a percentage of net revenue, net revenue from the industrial and automotive electronics market decreased in the third quarter and the first nine months of fiscal year 2008 compared with the corresponding prior year periods due to our channel partners reducing their inventories. Net revenues from the industrial and automotive electronics market increased moderately in the same periods.

As a percentage of net revenue, net revenue from the wireless communications market increased in the third quarter and the first nine months of fiscal year 2008 compared with the corresponding prior year periods. Net revenue from the wireless communications market also increased in the same periods primarily due to a favorable mix of products in the high-end handset market.

As a percentage of net revenue, net revenue from the wired infrastructure market was flat in the third quarter and the first nine months of fiscal year 2008 compared with the corresponding prior year periods. Net revenue from the wired infrastructure market increased in the same periods driven mainly by strong growth in fiber optics.

As a percentage of net revenue, net revenue in the consumer and computer peripherals market decreased in the third quarter and the first nine months of fiscal year 2008 compared with the corresponding prior year periods. Net revenue from the consumer and computer peripherals market also decreased in the same periods, reflecting an increasingly competitive environment in printer encoders and low-end navigation sensors.

Cost of products sold. Total cost of products sold (which includes amortization of manufacturing-related intangible assets, asset impairment and restructuring charges) was $268 million for the quarter ended August 3, 2008, compared to $394 million for the quarter ended July 31, 2007, a decrease of $126 million or 32%. As a percentage of net revenue, total cost of products sold decreased to 61% for the nine months ended August 3, 2008 from 103% for the quarter ended July 31, 2007, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets, asset impairment and restructuring) was $251 million for the quarter ended August 3, 2008, compared to $231 million for the quarter ended July 31, 2007, an increase of $20 million or 9%. As a percentage of net revenue, cost of products sold, calculated on this basis, decreased to 57% for the quarter ended August 3, 2008 from 61% for the quarter ended July 31, 2007. This decrease was attributable to increase in revenue, favorable product mix and improved operational efficiency arising from our restructuring actions in the past two years.

Total cost of products sold (which includes amortization of manufacturing-related intangible assets, asset impairment and restructuring charges) was $765 million for the nine months ended August 3, 2008, compared to $903 million for the nine months ended July 31, 2007, a decrease of $138 million or 15%. As a percentage of net revenue, total cost of products sold decreased to 61% for the nine months ended August 3, 2008 from 79% for the nine months ended July 31, 2007, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets, asset impairment and restructuring) was $718 million for the nine months ended August 3, 2008, compared to $695 million for the nine months ended July 31, 2007, an increase of $23 million or 3%. As a percentage of net revenue, cost of products sold, calculated on this basis, decreased to 58% for the nine months ended August 3, 2008 from 61% for the nine months ended July 31, 2007. This decrease was attributable to increase in revenue, favorable product mix and improved operational efficiency arising from our restructuring actions in the past two years.

Research and development. Research and development expense was $68 million for the quarter ended August 3, 2008, compared to $53 million for the quarter ended July 31, 2007, an increase of $15 million or 28%. As a percentage of net revenue, research and development expenses increased from 14% for the quarter ended July 31, 2007 to 15% for the quarter ended August 3, 2008. Higher research and development expense for the quarter ended August 3, 2008 was due to redeployment of technical resources to focus on product development, as well as higher project material expenditures. This increase is consistent with our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms.

Research and development expense was $196 million for the nine months ended August 3, 2008, compared to $154 million for the nine months ended July 31, 2007, an increase of $42 million or 27%. As a percentage of net revenue, research and development expenses increased from 14% for the nine months ended July 31, 2007 to 16% for the nine months ended August 3, 2008. Higher research and development expense for the nine months ended August 3, 2008 was due to redeployment of technical resources to focus on product development, as well as higher project material expenditures. This increase is consistent with our strategy of devoting focused research and development efforts on the development of innovative, sustainable and higher value product platforms.

Selling, general and administrative. Selling, general and administrative expense was $50 million for the quarter ended August 3, 2008 compared to $44 million for the quarter ended July 31, 2007, an increase of $6 million or 14%. As a percentage of net revenue, selling, general and administrative expense decreased from 12% for the quarter ended July 31, 2007 to 11% for the quarter ended August 3, 2008, reflecting the cost reduction actions taken in the past twelve months.

Selling, general and administrative expense was $148 million for the nine months ended August 3, 2008 and July 31, 2007. As a percentage of net revenue, selling, general and administrative expense decreased from 13% for the nine months ended July 31, 2007 to 12% for the nine months ended August 3, 2008, reflecting the cost reduction actions taken in the past twelve months.

Amortization of intangible assets. Amortization of intangible assets charged to operating expenses was $7 million for each of the quarters ended August 3, 2008 and July 31, 2007. Amortization of intangible assets charged to operating expenses was $21 million for each of the nine months ended August 3, 2008 and July 31, 2007.

Restructuring charges. During the quarter ended August 3, 2008, we incurred total restructuring charges of $2 million compared to $3 million for the quarter ended July 31, 2007, both predominantly representing associated employee termination benefits. During the nine months ended August 3, 2008, we incurred restructuring charges of $5 million, compared to $14 million for the nine months ended July 31, 2007, both predominantly representing associated employee termination benefits. See Note 7 to the unaudited condensed consolidated financial statements.

Interest expense. Interest expense was $20 million for the quarter ended August 3, 2008, compared to $26 million for the quarter ended July 31, 2007, which represents a decrease of $6 million or 23%. Interest expense was $65 million for the nine months ended August 3, 2008, compared to $83 million for the nine months ended July 31, 2007, which represents a decrease of $18 million or 22%. The decrease is primarily due to the redemption and repurchases of our outstanding notes of $297 million made in the past twenty one months. We presently estimate that the cash portion of our interest expense for the year ending November 2, 2008 will be $82 million, subject to possible increase or decrease due to changes in interest rates applicable to our variable rate indebtedness.

Loss on extinguishment of debt. During the nine months ended August 3, 2008, we redeemed $200 million of our senior floating rate notes. The redemption of the senior floating rate notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during the quarter ended April 30, 2007, we repurchased $77 million in principal amounts of our senior fixed rate notes. The repurchase of the senior fixed rate notes resulted in a loss on extinguishment of debt of $10 million. See Note 6 to the unaudited condensed consolidated financial statements.

Other income, net. Other income, net includes interest income, foreign currency gain (loss) and other miscellaneous items. Other income, net was $0 million and $2 million for the quarter and nine months ended August 3, 2008, respectively, and $2 million and $8 million for quarter and nine months ended July 31, 2007, respectively. The decrease is primarily attributable to lower cash balances as well as a decline in interest rates.

Provision for income taxes. We recorded income tax expense of $5 million and $3 million for the quarters ended August 3, 2008 and July 31, 2007, respectively, and $12 million and $6 million for the nine months ended August 3, 2008 and July 31, 2007, respectively.

Backlog

Our sales are generally made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. Therefore, we believe that purchase orders or backlog are not a reliable indicator of future sales.

Seasonality

Sales of consumer electronics are higher during the calendar year end period, and as a result, we typically experience higher revenues during our fourth fiscal quarter while sales typically decline in our first fiscal quarter.

Liquidity and Capital Resources

Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures, including acquisitions from time to time.

We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.

Our corporate parent, Avago Technologies Limited, has filed a registration statement with the SEC for an initial public offering, or IPO, of ordinary shares. That registration statement has not become effective and we cannot assure you that the IPO will be completed or the terms of any such transaction. If completed in the manner currently contemplated, it is expected that the use of proceeds will include the reduction of our outstanding indebtedness and the funding of the termination of our advisory agreement with our equity sponsors.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have significant cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.

In summary, our cash flows were as follows (in millions):

	Nine Months Ended
	August 3, 2008	July 31, 2007
Net cash provided by operating activities	$90	$24
Net cash (used in) provided by investing activities	(49)	11
Net cash used in financing activities	(202)	(94)
Net decrease in cash and cash equivalents	$(161)	$(59)

Cash Flows for the Nine Months Ended August 3, 2008 and July 31, 2007

We generated cash from operations of $90 million and $24 million during the nine months ended August 3, 2008 and July 31, 2007.

Net cash provided by operations during the nine months ended August 3, 2008 was $90 million. The net cash provided by operations was primarily due to net income of $65 million and non-cash charges of $105 million, offset by changes in operating assets and liabilities of $80 million. Non-cash charges for the nine months ended August 3, 2008 include $117 million for depreciation and amortization, $12 million in share-based compensation and $6 million loss on extinguishment of debt, offset by a $34 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2007 include an increase in inventory and in other current assets and in current liabilities of $52 million and $41 million, respectively, as well as a decrease in accounts payable of $29 million, as a result of the timing of disbursements. These uses of cash are partially offset by decreases from October 31, 2007 other long-term assets and liabilities of $19 million. Accounts receivable days sales outstanding declined from 53 days at the end of the nine months ended July 31, 2007 to 47 days at the end of the nine months ended August 3, 2008 primarily due to an improvement in the linearity of shipments. Inventory increased from 56 days at the end of the nine months ended July 31, 2007 to 74 days at the end of the nine months ended August 3, 2008 consistent with the increase in net revenue.

Net cash provided by operations during the nine months ended July 31, 2007 was $24 million. The net cash provided by operations was primarily due to non-cash charges of $265 million, offset by a net loss of $157 million and by changes in operating assets and liabilities of $84 million. Non-cash charges for the nine months ended July 31, 2007 include $134 million for depreciation and amortization, $159 million of non-cash restructuring and assets impairment charges, $13 million in share-based compensation and $11 million loss on extinguishment of debt, offset by a $58 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2006 include an increase in accounts receivable and other current assets and current liabilities of $32 million and $76 million, respectively, as well as a decrease in employee compensation and benefits accruals of $18 million as the result of disbursements related to our employee benefit programs. These uses of cash are partially offset by decreases from October 31, 2006 in inventory and other long-term assets and liabilities of $30 million and $12 million, respectively. Our reported cash flow from operations for fiscal year 2006 reflects in part the initial build-up of current assets and liabilities not acquired or assumed from Agilent relating to taxes and employee obligations.

Net cash used in investing activities for the nine months ended August 3, 2008 was $49 million. The net cash used in investing activities was principally due to acquisitions and investments of $46 million, and purchases of property, plant and equipment of $47 million, offset by earn-out payments of $50 million related to the divestiture of the printer ASICs business and the image sensor operations. Net cash provided by investing activities for the nine months ended July 31, 2007 was $11 million. The net cash provided by investing activities was principally due to net proceeds received from the sale of the image sensor operation of $55 million and earn-out payment in connection to the sale of our printer ASICs business of $10 million, offset by the polymer optical fiber acquisition for $27 million and purchases of property, plant and equipment of $27 million.

Net cash used in financing activities for the nine months ended August 3, 2008 was $202 million, comprised mainly of the redemption of senior floating rate notes of $200 million. Net cash used in financing activities for the nine months ended July 31, 2007 was $94 million and related primarily to the repurchase of senior fixed rate notes of $92 million.

Indebtedness

We have a substantial amount of indebtedness. As of August 3, 2008, we had $710 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $375 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $17 million at August 3, 2008, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis).

On September 15, 2008, Lehman Brothers Holdings Inc., or Lehman, announced that it had filed for protection under Chapter 11 of the federal Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York. Certain affiliates of Lehman are lenders under our revolving line of credit, representing $60 million of the aggregate $375 million of lending commitments under that facility. As of the date of this report, no borrowings are outstanding under the line of credit and it is presently being used solely to facilitate the issuance of letters of credit. We are currently assessing the effects of the Lehman bankruptcy but do not expect a material adverse effect on our liquidity position.

Contractual Commitments

At August 3, 2008, we had unconditional purchase obligations of $29 million for fiscal year 2008 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Long-Term Debt. At August 3, 2008, we had debt obligations of $703 million. Estimated future interest expense payments related to debt obligations at August 3, 2008 were $19 million for the remainder of fiscal year 2008, $77 million each for fiscal years 2009 to 2011, $75 million for fiscal year 2012, $73 million for fiscal year 2013 and $65 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rates notes as was in effect on August 3, 2008, commitment fees and letter of credit fees.

There were no other substantial changes to our contractual commitments during the nine months ended August 3, 2008.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at August 3, 2008 as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

New Accounting Pronouncements

In April 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”,” or SFAS No. 142. The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In February 2008, the FASB issued FSP No. FAS 157-2. This FSP delays the effective date of SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157, by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The delay gives the FASB and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157 to these assets and liabilities. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In February 2008, the FASB issued FSP FAS No. 157-1. This FSP amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” or SFAS No. 13, and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by SFAS No. 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. FSP FAS No. 157-1 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,,” or SFAS No. 141R. SFAS No. 141R will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141R expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed from contractual and non-contractual contingencies to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. SFAS No. 141R is effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141R will have on our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating the impact of this new pronouncement and the related impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. SFAS No 157 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently assessing the impact of the adoption of SFAS No. 157.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At August 3, 2008, we had $50 million of debt outstanding under our senior floating rate notes which is based on a floating rate index. A 1% change in interest rates would increase the annual interest expense on the senior floating rate notes by $0.5 million.

Currency Exchange Rates

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. To mitigate the exposures resulting from the changes in the exchange rates of these currencies, we enter into foreign exchange forward contracts. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the U.S. dollar. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of August 3, 2008, the fair value of all our outstanding forward contracts was immaterial.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. As required by SEC Rule 15d-15(b), our management, with the participation of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures as of August 3, 2008. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of August 3, 2008, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Changes in Internal Controls Over Financial Reporting. Not applicable.

OTHER INFORMATION

Legal Proceedings

From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.

Risk Factors

The following is a summary description of many risks we face in our business. You should carefully consider the following risk factors and all other information contained in this Form 6-K before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to Our Business

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. For example, in 2001, the global semiconductor market experienced a 32% decline, according to the World Semiconductor Trade Statistics. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. In the current economic downturn, we may not be able to grow our revenues or reduce our costs quickly enough to maintain our operating profitability. The current and any future economic downturns could have a material adverse effect on our business, financial condition and results of operations.

If we do not adapt to technological changes in the semiconductor industry, we could lose customers or market share.

The semiconductor industry is subject to constant and rapid changes in technology, frequent new product introductions, short product life cycles, rapid product obsolescence and evolving technical standards. Technological developments may reduce the competitiveness of our products and require unbudgeted upgrades that could be expensive and time consuming to implement. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. Furthermore, we continually evaluate expenditures for research and development and must choose among alternative technologies based on our expectations of future market growth and other factors. We may be unable to develop and introduce new or enhanced products that satisfy customer requirements and achieve market acceptance in a timely manner or at all, the technologies where we have focused our research and development expenditures may not become commercially successful, and we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers, attract new customers or sell new products to our existing customers.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. As a result, we are highly reliant on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. For certain of our product categories, substantially all of our revenue is derived from semiconductors fabricated by external foundries such as Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. The ability and willingness of our contract manufacturers to perform is largely outside of our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties on whom we are highly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders and our net revenue could decline. In such events, our business, financial condition and results of operations would be adversely affected.

To the extent we rely on third-party manufacturing relationships, we face the following risks:

•	inability of our manufacturers to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	reduced control over product reliability;

•	more complicated supply chains;

•	inability to maintain continuing relationships with our suppliers;

•	time, expense and uncertainty in identifying and qualifying additional suppliers; and

•	reduced control over delivery schedules and products costs.

Much of our outsourcing takes place in developing countries, and as a result may additionally be subject to geopolitical uncertainty. See “—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”

A prolonged disruption of our manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.

Although we operate using a primarily outsourced manufacturing business model, we do rely on the manufacturing facilities we own, in particular our fabrication facilities in Fort Collins, Colorado and Singapore. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. A prolonged disruption or material malfunction of, interruption in or the loss of operations at one or more of our production facilities, especially our Fort Collins and Singapore facilities, or the failure to maintain our labor force at one or more of these facilities, would limit our capacity to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, was found. The replacement of the manufacturing facility could take an extended amount of time before manufacturing operations could restart. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

Unless we and our suppliers continuously improve manufacturing efficiency and quality, our financial performance could be adversely affected.

Manufacturing semiconductors involves highly complex processes that require advanced equipment. We and our suppliers, as well as our competitors, continuously modify these processes in an effort to improve yields and product performance. Defects or other difficulties in the manufacturing process can reduce yields and increase costs. Our manufacturing efficiency will be an important factor in our future financial performance, and we may be unable to maintain or increase our manufacturing efficiency to the same extent as our competitors. For products that we outsource manufacturing, our product yields and performance will be subject to the manufacturing efficiencies of our third-party suppliers.

From time to time, we and our suppliers have experienced difficulty in beginning production at new facilities, transferring production to other facilities, achieving and maintaining a high level of process quality and effecting transitions to new manufacturing processes, all of which have caused us to suffer delays in product deliveries or reduced yields. We and our suppliers may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could be adversely affected by any increase in costs related to increases in production capacity if revenues do not increase proportionately.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expense. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenues from a product and adversely affect our results of operations.

We are focused on winning competitive bid selection processes, known as “design wins,” to develop semiconductors for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that many of our products will likely have very short life cycles. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenues and could weaken our position in future competitive selection processes.

After winning a product design, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. In addition, a delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially adversely affect our business, financial condition and results of operations.

Competition in our industry could prevent us from growing our revenue and from raising prices to offset increases in costs.

The global semiconductor market is highly competitive. We compete in different product categories to various degrees on the basis of quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. Some of our competitors are well established, have a more extensive product portfolio, have substantially greater market share and manufacturing, financial, research and development and marketing resources to pursue development, engineering, manufacturing, marketing and distribution of their products. In addition, many of our competitors have longer independent operating histories, greater presence in key markets, more comprehensive patent protection and greater name recognition. We compete with integrated device manufacturers, or IDMs, and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings. In addition, companies not currently in direct competition with us may introduce competing products in the future. Because our products are often building block semiconductors providing functions that in some cases can be integrated into more complex integrated circuits, or ICs, we also face competition from manufacturers of ICs, as well as customers that develop their own IC products. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	seasonality or cyclical fluctuations in our markets;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	availability and cost of raw materials from our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development and internal manufacturing overhead costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. During the first nine months of fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative and sustainable product platforms. Although we are committed to investing in new product development in order to stay competitive in our markets and plan to invest in process development and maintain research and development fabrication capabilities in order to develop manufacturing processes for devices that are invented internally, we do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies where we have focused our research and development expenditures will become commercially successful.

Our business would be adversely affected by the departure of existing members of our senior management team or if our senior management team is unable to effectively implement our strategy.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Mr. Hock E. Tan, our President and Chief Executive Officer. None of our senior management is bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our senior management. The loss of any of our senior management could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Moreover, some of the individuals on our senior management team have been in their current positions for a relatively short period of time. For example, our Chief Financial Officer has been in his position since August 2008. Our future success will depend to a significant extent on the ability of our management team to work together effectively. The inability of our senior management team to effectively manage our business and implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract, train and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing, legal and finance, and especially our design and technical personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. We and our Predecessor have historically encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with expertise in analog and optoelectronic semiconductor design. Competition for such personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

If the tax incentives arrangements we have negotiated with the Government of Singapore change or cease to be in effect, or if our assumptions and interpretations of tax laws and incentive arrangements prove to be incorrect, the amount of corporate income taxes we have to pay could significantly increase.

We have structured our operations to maximize the benefit from the various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have negotiated tax incentives with the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. In order to retain these tax benefits, we must meet certain operating conditions relating to, among other things, the activities we conduct in Singapore and the nature and level of our employment there. Some of these operating conditions are subject to phase-in periods through 2010. These tax incentive arrangements are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 18%. If we cannot or elect not to comply with the operating conditions included in our tax incentive arrangements, we will lose the related tax benefits, could be required to refund material tax benefits previously realized by us and would likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us, from an income tax expense or operational perspective, as the benefits provided under the present tax incentive arrangements.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax incentives are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would significantly increase our expenses, reduce our profitability and adversely affect our cash flows. In addition, taxable income in any jurisdiction is dependent upon acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could, if successful, substantially increase our income tax expense.

We are subject to warranty claims, product recalls and product liability.

From time to time, we are subject to warranty or product liability claims that may lead to significant expenses as we defend such claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but such insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. We may incur costs and expenses relating to a recall of one of our customers’ products containing one of our devices. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

The complexity of our products could result in unforeseen delays or expenses or undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.

Highly complex products such as the products that we offer, may contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects and bugs. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, we may not be able to successfully design workarounds. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers, attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. To resolve these problems, we may have to invest significant capital and other resources. Although our products are tested by our suppliers, our customers and ourselves, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. As a result, our financial results could be materially and adversely affected.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our results of operations.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. Our results of operations could be harmed if we are unable to adjust our supply chain volume to address market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the holiday selling season, making demand difficult to anticipate. On occasion, customers may require rapid increases in production, which can challenge our resources and reduce margins. During a market upturn, we may not be able to purchase sufficient supplies or components, or secure sufficient contract manufacturing capacity, to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce revenue growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. If one of our suppliers ceases to, or is unable to, manufacture such a component or supply is otherwise constrained, we may be forced to re-engineer a product or may fail to meet customer demand. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors or make advance payments to suppliers, which could reduce our ability to adjust our inventory or expense levels to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. Downturns in the semiconductor industry have in the past caused, and may in the future cause, our customers to reduce significantly the amount of products ordered from us. If demand for our products is less than we expect, we may experience excess and obsolete inventories and be forced to incur additional charges. Because certain of our sales, research and development and internal manufacturing overhead expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

Our operating results and financial condition could be harmed if the markets into which we sell our products decline.

Visibility into our markets is limited. Any decline in our customers’ markets would likely result in a reduction in demand for our products and make it more difficult to collect on outstanding amounts due us. For example, if the Asian market does not grow as anticipated or if the semiconductor market declines, our results of operations would likely suffer. In such an environment, pricing pressures could intensify and, if we were unable to respond quickly, could significantly reduce our gross margins. To the extent we cannot offset recessionary periods or periods of reduced growth that may occur in these markets through increased market share or otherwise, our net revenue may decline and our business, financial condition and results of operations may suffer. Pricing pressures and competition are especially intense in semiconductor-related industries, which could prevent achievement of our long-term financial goals and could require us to implement additional cost-cutting measures. Furthermore, projected industry growth rates may not be as forecasted, which could result in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by companies holding large numbers of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. From time to time, third parties assert against us and our customers and distributors their patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Claims that our products or processes infringe or misappropriate these rights, regardless of their merit or resolution, are frequently costly and divert the efforts and attention of our management and technical personnel. In addition, many of our customer agreements and in some cases our asset sale agreements require us to indemnify our customers or purchasers for third-party intellectual property infringement claims, which have in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could also harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	indemnify customer or distributors;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish intellectual property rights associated with one or more of our patent claims,

•	if such claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets. We are unable to predict that:

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any of the patents and pending patent applications that we presently employ in our business, which currently consist primarily of those that Agilent assigned, licensed or sublicensed to us in connection with the SPG Acquisition, will not lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•

rights previously granted by Agilent, Hewlett-Packard Company or others to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in certain jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the trademarks, copyrights, mask work rights, trade secrets, know-how or other intellectual property rights that Agilent has assigned, licensed or sublicensed to us in connection with the SPG Acquisition will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark or copyright applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in one or more relevant jurisdictions.

We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

The demands or loss of one or more of our significant customers may adversely affect our business.

Some of our customers are material to our business and results of operations. In the nine months ended August 3, 2008, Avnet, Inc., a distributor, accounted for 11% of our net revenue from continuing operations, and our top 10 customers collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 12% of our net revenues from continuing operations for the nine months ended August 3, 2008. We believe our top customers’ purchasing power has given them the ability to make greater demands on their suppliers, including us. We expect this trend to continue, which we expect will result in our results of operations becoming increasingly sensitive to deterioration in the financial condition of, or other adverse developments related to, one or more of our significant customers. Although we believe that our relationships with our major customers are good, we generally do not have long-term contracts with any of them, which is typical of our industry. As a result, although our customers provide indications of their product needs and purchases on an annual basis, they generally purchase our products on a weekly or daily basis and the relationship, as well as particular orders, can be terminated at any time. The loss of any of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have any long-term supply contracts with our contract manufacturers or materials suppliers and may not be able to obtain the products or raw materials required for our business, which could have a material adverse affect on our business.

We either obtain the products we need for our business from third-party contract manufacturers or we obtain the materials we need for our products from suppliers. We purchase a significant portion of our semiconductor materials from a few suppliers. For the nine months ended August 3, 2008, we purchased 51% of the materials for our manufacturing processes from ten suppliers. For the fiscal year ended October 31, 2007, we purchased 51% of the materials for our manufacturing processes from eight suppliers. Substantially all of our purchases are on a purchase order basis, and we have not generally entered into long-term contracts with our contract manufacturers or suppliers. In the event that these purchase orders are terminated, we cannot obtain sufficient quantities of raw materials at reasonable prices, the quality of the material deteriorates, we fail to satisfy our customers’ requirements or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted. For example, during fiscal year 2008, we have experienced an increase in our cost of products sold as a result of higher energy costs.

Our manufacturing processes rely on many materials, including silicon and GaAs wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

We use third-party contractor manufacturers for most of our manufacturing activities, primarily for wafer fabrication and module assembly and test services. Our agreements with these manufacturers typically require us to forecast product needs, commit to purchase services consistent with these forecasts and, in some cases, require long-term commitments in the early stages of the relationship. Our operations could be adversely affected in the event that these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated, our forecasts proved to be materially incorrect or capacity is consumed by our competitors.

We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverseeffect on our business.

We rely on third-party vendors to provide critical services, including, among other things, certain services related to accounting, billing, human resources, information technology, or IT, network development and network monitoring. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. Although we outsource most of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices. Increased competition and the existence of product alternatives, more complex engineering requirements, lower demand and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

We sell our products throughout the world. In addition, approximately 70% of our employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	economic downturns, civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	changes in labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations, which may result in our products becoming too expensive for foreign customers; and

•	difficulty in obtaining distribution and support.

International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.

A majority of our products are produced and sourced in Asia, primarily in Singapore, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations. Our failure to obtain the required approvals could have an adverse effect on our business, financial condition and results of operations.

We are subject to currency exchange risks that could adversely affect our operations.

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. As a result, we are subject to currency risks that could adversely affect our operations, including:

•	risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system, and those of our contract manufacturers, are subject to risk of catastrophic loss due to fire, flood, or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at our Fort Collins, Colorado and Singapore facilities would materially and adversely affect our business.

We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.

We have disposed of significant portions of the business originally acquired from Agilent through the sale of our storage business to PMC-Sierra, Inc. in February 2006, the sale of our printer ASICs business to Marvell Technology Group Ltd. in May 2006, the sale of our image sensor operations to Micron Technology, Inc. in December 2006, and the sale of our infra-red operations to Lite-On Technology Corporation in January 2008. We may seek additional opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements. These transactions may be intended to result in the reduction of our indebtedness, the realization of cost savings, the generation of cash or income or the reduction of risk. These transactions may also affect our consolidated results of operations.

In 2007, we acquired the Polymer Optical Fiber business from Infineon Technologies AG. In the first and second quarter of 2008, we completed acquisitions of a manufacturer of motion control decoders and a developer of low-power wireless devices, respectively. In August 2008, we acquired the Bulk Acoustic Wave Filter business of Infineon. We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

These transactions or any other acquisitions or dispositions involve risks and uncertainties which may have a material adverse effect on our business. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business’ technology, difficulties in entering markets in which we have no or limited direct prior experience, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

Any acquisition may also cause us to assume liabilities, acquire goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

Any future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our exposures to risk related to our substantial indebtedness, increase our leverage and potentially affect our credit ratings, and in the case of equity financing, would be dilutive to our existing shareholders. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our business is subject to various significant international and U.S. laws and other legal requirements, including packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.

We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to environmental, health and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse affect on our results of operations and financial condition.

We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations.

We also face increasing complexity in our product design and procurement operations as we adjust to new requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union as of July 1, 2006 under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU legislation. Other environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations.

In addition to the costs of complying with environmental, health and safety requirements, we may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.

We cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be

•	forced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

We may not realize the expected benefits of our recent restructuring activities and other initiatives designed to reduce costs and increase revenue across our operations.

We recently have pursued a number of restructuring initiatives designed to reduce costs and increase revenue across our operations. These initiatives included significant workforce reductions in certain areas as we realigned our business. Additional initiatives included establishing certain operations closer in location to our global customers, evaluating functions more efficiently performed through partnerships or other outside relationships and steps to attempt to further reduce our overhead costs. We are also exploring opportunities to leverage our technology and diversified product portfolio to increase revenue. These initiatives have been substantial in scope and disruptive to some of our historical operations. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we have incurred restructuring or other infrequent charges and we may in the future experience disruptions in our operations, loss of key personnel and difficulties in delivering products timely. In the nine months ended August 3, 2008 and the year ended October 31, 2007, we incurred restructuring charges of $10 million and $51 million, respectively, consisting primarily of employee severance and related costs resulting from a reduction in our workforce.

We rely on third-party distributors and manufacturers’ representatives and the failure of these distributors and manufacturers’ representatives to perform as expected could reduce our future sales.

We sell many of our products to customers through distributors and manufacturers’ representatives. We are unable to predict the extent to which our distributors and manufacturers’ representatives will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers’ representatives and distributors also market and sell competing products. Our representatives and distributors may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers’ representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current distributors or manufacturers’ representatives or recruit additional or replacement distributors or manufacturers’ representatives, our sales and operating results will be harmed.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross profits.

The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. We expect that our gross profits on our products are likely to decrease over the next fiscal year below levels we have historically experienced due to pricing pressures from our customers, and an increase in sales of wireless and other products into consumer application markets, which are highly competitive and cost sensitive. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing manufacturing costs, or developing new and higher value-added products on a timely basis.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on our financial results.

We currently expect that we will be required to comply with Section 404(a) under the Sarbanes-Oxley Act of 2002 (management’s report on financial reporting) no later than our fiscal year ending October 31, 2008, and Section 404(b) (auditor’s attestation report) no later than our fiscal year ending October 31, 2009. We are in the process of evaluating our internal control systems to allow management to report on, and our independent registered public accounting firm to assess, our internal control over financial reporting. We cannot be certain, however, as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations, nor can we assure you that our compliance with Section 404 will not result in significant additional expenditures. We will be required to disclose, among other things, control deficiencies that constitute a “material weakness.” A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the disclosure by us of a material weakness may cause investors to lose confidence in our financial statements. If we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, and we may be subject to sanctions or investigation by regulatory authorities, including the SEC. We may also be required to restate our financial statements from prior periods.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

The following table presents our long-term indebtedness as of August 3, 2008:

As of August 3, 2008
(in millions)
Revolving credit facility ($358 million available)	$—
10 1/8% senior notes due 2013	403
Senior floating rate notes due 2013	50
11 7/8% senior subordinated notes due 2015	250
Long-term obligation for capital leases	5

$708

Subject to restrictions in the indentures governing our 10 1/8% senior notes, senior floating rate notes and 11 7/ 8% senior subordinated notes, generally referred to as our outstanding notes or notes, and our senior credit agreement, we may incur additional indebtedness. Furthermore, borrowings under our senior credit agreement are secured by substantially all of our assets. For more information on our outstanding indebtedness, see “Description of Indebtedness” elsewhere in this report on Form 6-K.

Our substantial indebtedness could have important consequences including:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding notes, including our repurchase obligations;

•	increasing our vulnerability to adverse general economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate risk to the extent of our variable rate indebtedness;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

Any of the foregoing could materially and adversely affect our business, financial conditions and results of operations.

The indentures governing our outstanding notes and our senior credit agreement impose significant restrictions on our business.

The indentures governing our outstanding notes and the senior credit agreement contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and issue ordinary or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our shares or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, over a specified limit, our senior credit agreement requires us to meet a financial ratio test and restricts our ability to make capital expenditures or prepay certain other indebtedness. Our ability to meet the financial ratio test may be affected by events beyond our control, and we do not know whether we will be able to maintain this ratio.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our senior credit agreement or the indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.

The breach of any of these covenants or restrictions could result in a default under the indentures governing our outstanding notes or our senior credit agreement. An event of default under our debt agreements would permit some or all of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay these amounts, lenders having secured obligations, including the lenders under our senior credit agreement, could proceed against the collateral securing that debt. Any of the foregoing would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Investments in Singapore Companies

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. We have also been advised that there is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law.

Risks Relating to the Notes

Your right to receive payments on the notes is junior to that of lenders who have a security interest in our and our subsidiaries’ assets.

Our obligations under the notes and the related guarantees will be unsecured, but our obligations under our senior credit facilities are secured by an interest in substantially all of our and our subsidiaries’ assets. If we are declared bankrupt or insolvent, or if we default under our senior credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes and the guarantees, even if an event of default exists under the indentures at such time. Furthermore, if the lenders foreclose on the equity interests in a subsidiary, that subsidiary will be released from its obligation under the notes automatically upon such sale, provided that such sale is made in compliance with the provisions of the indentures.

In any such event, because the notes will not be secured, it is possible that there would be no assets remaining from which claims of the holders of notes could be satisfied or, if any assets remained, that they would be insufficient to satisfy such claims fully.

Your right to receive payments on the senior subordinated notes will be junior to the rights of the lenders under our revolving credit facility and all of our other senior debt, including the senior notes, and any of our future senior indebtedness.

The senior subordinated notes will be general unsecured obligations that will be junior in right of payment to all of our existing and future senior indebtedness. As of August 3, 2008, we had $453 million of senior indebtedness (excluding the senior subordinated notes) and $358 million available under our revolving credit facility (net of $17 million of outstanding letters of credit).

We may not pay principal, premium, if any, interest or other amounts on account of the senior subordinated notes in the event of a payment default or certain other defaults in respect of certain of our senior indebtedness, including debt under our revolving credit facility, unless the senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to the senior indebtedness, we may not be permitted to pay any amount on account of the senior subordinated notes for a designated period of time.

Because of the subordination provisions in the senior subordinated notes, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the senior subordinated notes until we have made all payments in cash on our senior indebtedness. We do not know whether sufficient assets will remain after all these payments have been made to make any payments on the senior subordinated notes, including payments of principal or interest when due.

Your right to receive payments on the notes is also junior to the rights of those unsecured creditors whose debts are mandatorily preferred by law.

Under Singapore insolvency laws and under the laws of the United States, in the event of the bankruptcy, liquidation or dissolution of our company, certain unsecured debts are mandatorily preferred by law to other unsecured debts. These preferential unsecured debts include:

•	costs and expenses of the winding up;

•	amounts due to employees of our company in respect of wages, retrenchment benefits, workmen’s compensation and provident funds; and

•	all taxes due from our company.

These preferential unsecured debts will rank in priority to all of our other unsecured debts, including payments under the notes. As a result, in the event of our bankruptcy, liquidation or dissolution, our assets will not be available to pay obligations under the notes until we have made all payments on the preferential unsecured debts. We do not know whether sufficient assets will remain after these payments have been made to make any payments on the notes, including payments of principal or interest when due.

The obligations of our subsidiaries under the notes could be deemed a fraudulent conveyance under certain circumstances and a court may subordinate or void them.

Under various fraudulent conveyance or fraudulent transfer laws (including under the laws of the United States), a court could subordinate or void the obligations of our subsidiaries under the notes. Generally, to the extent that a court were to find that at the time one of the subsidiary co-issuers issued the notes or one of our subsidiaries entered into a subsidiary guarantee either:

•

the subsidiary co-issuer issued the notes or the subsidiary guarantor incurred the subsidiary guarantee with the intent to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•

the subsidiary co-issuer or subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing the notes or the subsidiary guarantee and, at the time it issued the notes or the subsidiary guarantee, the subsidiary co-issuer or subsidiary guarantor:

•	was insolvent or became insolvent as a result of issuing the notes or the subsidiary guarantee;

•	was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary co-issuer or subsidiary guarantor constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they matured; or

•

was a defendant in an action for money damages, or had a judgment for money damages declared against such subsidiary co-issuer or subsidiary guarantor if, after final judgment, the judgment is unsatisfied;

the court could void or subordinate the subsidiary co-issuer’s obligations under the notes or the subsidiary guarantee in favor of the issuer’s or the subsidiary guarantor’s other obligations. In addition, any payment by a subsidiary co-issuer or any subsidiary guarantor could be voided and required to be returned to the subsidiary co-issuer or such subsidiary guarantor, or to a fund for the benefit of its creditors.

Among other things, a legal challenge of a subsidiary co-issuer’s obligations under the notes or a subsidiary guarantee on fraudulent conveyance grounds could focus on the benefits, if any, realized by the subsidiary co-issuers or subsidiary guarantors as a result of the issuance of the notes. To the extent a subsidiary co-issuer’s obligations under the notes or a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would not have any claim against that subsidiary co-issuer or subsidiary guarantor and would be creditors solely of the subsidiary co-issuers and subsidiary guarantors, if any, whose obligations under the notes or subsidiary guarantees were not held unenforceable.

We may not be able to raise the money necessary to finance the change of control offer required by the indentures.

Upon the occurrence of certain specific kinds of change of control events, we are required to offer to repurchase all outstanding notes at 101% of the principal amount plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions under our senior credit facilities or other agreements will not allow such repurchases. If any change of control occurs, we do not know whether we will have sufficient funds to satisfy all of our debt obligations.

The interests of our controlling shareholder may differ from the interests of the holders of the notes.

Our controlling shareholder, Bali Investments S.ár.l., beneficially owns approximately 81% of the outstanding voting shares of Avago Technologies Limited, the ultimate parent company of the obligors under the notes. As a result of this ownership and the terms of a shareholder agreement, this shareholder is entitled to elect at least a majority of the directors of Avago Technologies Limited, to appoint new management and to approve actions requiring the approval of the holders of its outstanding voting shares as a single class, including adopting most amendments to our articles of association and approving mergers or sales of all or substantially all of our assets. Through their control of Avago Technologies Limited, Bali Investments controls us, the subsidiary co-issuers and all of our subsidiary guarantors.

The interests of our controlling shareholder may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling shareholder and its affiliates, as equity holders, might conflict with your interests as a note holder. Our controlling shareholder and its affiliates may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance the value of their equity investments, even though such transactions might involve risks to you as a note holder. Additionally, the indentures governing the notes permit us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and our controlling shareholder and its affiliates may have an interest in our doing so.

Affiliates of our controlling shareholder are in the business of making investments in companies, and may from time to time in the future, acquire interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. You should consider that the interests of these holders may differ from yours in material respects.

Your ability to transfer the notes may be limited by the absence of an active trading market.

We do not intend to apply for a listing of the notes on any securities exchange or on any automated dealer quotation system in the United States or elsewhere. We cannot assure you as to the liquidity of markets for the notes, your ability to sell the notes or the price at which you would be able to sell the notes. The notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. Any market making with respect to the notes may be discontinued at any time without notice. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes.

Avago Technologies Finance Pte. Ltd. has no operations of its own and may not have sufficient cash to make payments on the notes.

We have no operations of our own and derive substantially all of our revenue and cash flows from our subsidiaries. Our principal assets are the equity interests we hold in our operating subsidiaries. As a result, we are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our outstanding debt service and other obligations. Our subsidiaries may not generate sufficient cash from operations to enable us to make principal and interest payments on our indebtedness, including the notes. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings. Our subsidiaries are, or in the future may be, subject to agreements that may restrict payments from the applicable subsidiary to us. While the indentures and our senior credit facilities provide for limitations on these restrictions, we cannot assure you that agreements governing the current and future indebtedness of our subsidiaries will permit the applicable subsidiary to provide us with sufficient cash to fund payments on the notes when due.

Unregistered Sales of Equity Securities and Use of Proceeds

Not Applicable.

Defaults Upon Senior Securities

Not Applicable.

Submission of Matters to a Vote of Security Holders

Not Applicable.

Other Information

Not Applicable.

Exhibits

Exhibit Number	Description
10.1	Amendment to Registration Rights Agreement, dated August 21, 2008. (1)

10.2+	Offer Letter Agreement, dated July 4, 2008, between Avago Technologies and Douglas Bettinger. (2)

10.3+	Separation Agreement, dated August 11, 2008, between Avago Technologies Limited and Mercedes Johnson. (1)

Notes:

(1)	Previously filed as an exhibit to the Avago Technologies Limited Registration Statement on Form S-1 (File No. 333-153127) filed on August 21, 2008 and incorporated herein by reference.

(2)	Previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Current Report on Form 6-K (File No. 333-137664) filed on July 16, 2008 and incorporated herein by reference.

+	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ Douglas R. Bettinger
Douglas R. Bettinger
Senior Vice President and Chief Financial Officer

Date: September 17, 2008